

DIVISION OF

CORPORATION FINANCE

Mail Stop 3561

March 27, 2009

K. Rupert Murdoch
Chairman and Chief Executive Officer
News Corporation
1211 Avenue of the Americas
New York, New York 10036

> **Re: News Corporation**
> **Form 10-K for the Fiscal Year Ended**
> **June 30, 2008**
> **Filed August 13, 2008**
> **File No. 001-32352**

Dear Mr. Murdoch:

We have reviewed your responses to the comments in our letter dated February 23, 2009 and have the following additional comments.

<u>Schedule 14A</u>

1. While we note your response to prior comment 1, the causal connection between the disclosure of your performance targets and future competitive harm is not clear. If you believe that your performance targets may be omitted due to the risk of competitive harm, please provide additional detailed analysis in support of this conclusion. Refer to Instruction 4 of Item 402(b) of Regulation S-K.   In so doing, we request that you:

    - provide us with the performance targets under the Non-NEO Equity Award Program.

    - explain how a competitor could determine the company's future business plans, including any strategic emphasis that the company may place upon certain products or divisions, from the disclosure in the proxy statement of performance targets for a past fiscal year.

    - explain why a past year's targets would be predictive of the company's projected performance in future years given that the company's

> compensation committee may, from one year to the next, vary the level of difficulty for achievement of the targets.

- tell us why, given the multiple variables that may affect your performance in any given year, you believe that a competitor would be able to differentiate among, and isolate the impact of, potential variables, in order to project future financial performance from past targets or from any past differential between actual performance and targeted performance.

In your response letter, please provide illustrative examples which clearly demonstrate how disclosure of the performance targets for a past fiscal year could be used by your competitors to ascertain strategy and pricing information and, in turn, result in *specific business decisions* that may competitively harm the company. In addition, please provide similar analysis with regard to customers and suppliers, as appropriate.

2. Please confirm that you will expand your disclosure in future filings to provide additional information regarding the incentive matching provision in the employment agreements of Mr. DeVoe and Mr. Chernin. For example, we request that you more fully explain the operation and purpose of the provision as well as the rationale supporting your decision to make pay parity awards. In addition, please discuss whether (and if so, why) your stockholders should regard these arrangements as pay-for-performance incentives for your named executive officers.

* * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Matthew Spitzer at (202) 551-2502 or me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney-Advisor

cc: Amy Bowerman Freed, Esq.
        Via Facsimile (212) 918-3100